Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
Commission File No.: 001-08660
Attached is an investor presentation used by The Toronto-Dominion Bank on November 23, 2005 in connection with its announcement of results of operations for the fourth quarter of fiscal 2005.

Q4/05 Investor Presentation November 23, 2005

From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank's 2004 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank's ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information see the discussion starting on page 37 of the 2004 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Forward-Looking Statements And Other Information

Q4 2005 EPS reported basis (diluted) $0.82 Adjusted diluted EPS (before amortization of intangibles and items of note)(1) $1.06 Segment net income before amortization of intangibles (where applicable): Canadian P&C Banking = $443MM, up 16% YoY, up 2% QoQ US P&C Banking = $69MM, Flat QoQ Wealth Management = $136MM, up 116% YoY, up 37% QoQ Wholesale Banking = $41MM, down 66% YoY, down 54% QoQ Overview 1.EPS before amortization of intangibles and items of note and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See page 4 of the 4th Quarter 2005 News Release for an explanation of how the Bank reports and a reconciliation to reported basis (GAAP) results. FY 2005 EPS reported basis (diluted) $3.20 Adjusted diluted EPS (before amortization of intangibles and items of note) $4.14 Segment net income before amortization of intangibles: Personal & Commercial Banking = $1,702MM, up $252MM or 17% US Personal & Commercial = $158MM Wealth Management = $432MM, up $80MM or 23% Wholesale Banking = $422MM, down $166MM or 28% Capital ratios: Tier 1 = 10.1 % Tangible common equity = 7.4%

Overview 2005 versus 2004 2004 '05 vs '04 2005 Revenue PCL Expenses Pre-Tax Income Net Income Average Shares Outstanding (diluted) EPS (diluted) $ 10,734 336 7,081 3,317 $ 2,485 659.4 $ 3.77 1. A listing of the items of note for 2004 and 2005 and a full reconciliation to reported basis (GAAP) results are provided on page 4 of the fourth quarter 2005 News Release. 696.9 $ 4.14 $ 12,036 319 7,825 3,892 $ 2,861 12% (5)% 11% 17% 15% 10 % Before amortization of intangibles and items of note $MM1 EPS - GAAP $ 3.39 $ 3.20 (6) % Net Income - GAAP $ 2,232 $ 2,229 0%

Business Segment Earnings Mix P&C Dom Wealth TDW USA TD BNK Wholesale Q1 2005 1702 309 123 158 551 TD Canada Trust TD Securities TDW Canada Based on F2005 business segment earnings before amortization of intangibles and applicable items of note for TD Securities TDW USA TD Banknorth Canadian Retail 71% U.S. Retail 10% Wealth Management 15%

Amortization of intangibles (after-tax) 0.12 Reported basis net income applicable to common shares $ 0.82 86 $589 $ EPS Net income before amortization of intangibles $ 0.94 $675 Pre-Tax Post-Tax EPS $ MM $ MM TD Waterhouse reorganization tax charge $ (0.19) $ (138) Preferred share redemption premium $ 0.01 $ 7 $ 10 Q4/05 Earnings Including Items of Note Amortization of Intangibles Items of note $ MM Specific non-core portfolio loan loss recoveries $ 0.10 $68 $ - Corporate segment: Wholesale segment: Adjusted EPS before amortization of intangibles $ 1.06 Excluding above items of note EPS $ - AcG 13 impact $ 109 $ 60 $ 0.08 Favourable tax items including recent court decision $ (0.02) $ - $ (13) Related to repositioning of global structured products portfolios $ (74) $ (113) $ (0.10)

Update: Ameritrade and Hudson Transactions TD Ameritrade Expected closing of the TDW USA - Ameritrade transaction January 2006 Revised estimate of gain on sales is approximately US$ 900 million, net of tax, versus US$ 725 million at announcement June 22, 2005 Sensitivity in gain to US$ 1 movement in AMTD share price approximately US$ 118 million Proforma Capital ratios Expected closing January 2006 TD Bank expected to incur a dilution loss at close of Cdn$ 80 million TD Banknorth - Hudson United Bancorp Net tangible common ratio Tier 1 ratio As at Q4/05 Proforma at TD/Ameritrade Hudson United 7.4% 10.1% 7.8% 10.8%

Q4/05 Operating Performance Wealth Management Wholesale Banking U.S. Personal & Commercial Banking Canadian Personal & Commercial Banking

TD CT Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Revenue 751 733 775 774 813 1250 1305 1335 1372 1388 1432 1447 1451 1394 1458 1465 1456 1420 1489 1490 1515 1521 1570 1614 1663 1617 1694 1729 Total Revenue Canadian Personal & Commercial Notes Total revenue $1.7 billion: Up 7% from Q4/04 and up 2% from Q3/05 YoY volume growth was particularly strong in business deposits, real estate secured lending and cards partially offset by lower margins Total Revenue $MM Total Revenue 2003 2004 2005 $5,854 $6,220 $6,703

TD CT Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Money in 0.0201 0.0194 0.0192 0.0191 0.0183 0.0184 0.0177 0.0172 0.0173 0.0175 0.0171 0.0168 0.017 Money out 0.0164 0.0166 0.0165 0.0162 0.0161 0.0159 0.0161 0.016 0.0159 0.0157 0.0157 0.0159 1.59000000013148E-02 NIM 0.0338 0.0333 0.0331 0.0323 0.0315 0.0311 0.0305 0.03 0.0302 0.0302 0.0295 0.0292 0.0296 Net Interest Margin (NIM) NIM on deposits NIM on loans NIM on average earning assets Notes Net interest margin down 6 bps YoY and up 4 bps QoQ YoY decrease reflects change in mix toward lower margin products Sequential improvement as lower mortgage prepayment costs and wider deposit margins offset mix impact Canadian Personal & Commercial Net interest margin (%) 2003 2004 2005 3.25% 3.05% 2.96%

Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 PCL 92 100 87 100 93 99 86 89 99 105 85 83 81 85 88 89 92 Commercial 3 7 12 5 14 10 7 20 1 2 9 7 10 3 1 5 Small business 12 21 20 22 10 8 9 9 Collections 23 15 Commercial -16 -3 1 7 -2 -4 Small business 17 8 6 6 4 5 5 Midmkt agri 6 -1 Small Business & Commercial Personal PCL $MM (excluding impact of securitization) PCL $97 million (before securitization): Up $9 million from Q4/04 and $7 million from Q3/05 Personal PCL of $92 million was $11 million higher than Q4/04 primarily due to lower recoveries and card volume growth PCL securitization impact: $8 million for Q4/05 ($9 million in Q4/04) $88 $90 $460 Total PCL ($MM) $373 2003 2004 $95 Provision for Credit Loss (PCL) Notes Personal $91 Canadian Personal & Commercial $373 2005 $97

TDCT Q1 00 Q2 00 Q3 00 Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Expenses 809 814 820 828 834 897 908 872 864 879 886 865 852 873 873 884 909 913 944 924 925 956 968 Total Expenses $MM Expenses before amortization of intangibles $968 million: Up 3% from Q4/04 and 1% from Q3/05 YoY increase reflects higher compensation, marketing and systems development and infrastructure projects Spread of 4% pts YoY between revenue and expense growth TDCT Q1 00 Q2 00 Q3 00 Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Expenses 809 814 820 828 834 897 908 872 864 879 886 865 852 873 873 884 909 913 944 924 925 956 956 Operating Efficiency 0.603 0.601 0.626 0.628 0.601 0.62 0.603 0.605 0.59 0.597 0.583 0.582 0.583 0.598 0.582 0.585 0.556 0.57200000013148 0.56400000026296 0.5600000052592 Efficiency Ratio % Notes Expenses & Efficiency Ratio (before amortization of intangibles) Canadian Personal & Commercial 59.2% Efficiency ratio 58.7% 2003 2004 56.3% 2005

TD Bank Financial Group
Canadian Personal & Commercial

# Net Income & Return on Invested Capital (ROIC)


ROIC %
21.1%
23.0%
22.5%
23.3%
23.4%
$381
$424
$401
$434
$443
Net Income $MM
Q4/04
Q1/05
Q2/05
Q3/05
Q4/05

## Notes

- Net income before the amortization of intangibles of $443 million:
  - Up 16% or $62 million from Q404 and 2% from Q305

Net Income

| 2003 | 2004 | 2005 |
|---|---|---|
| $1,242 | $1,450 | $1,702 |

13

Market Share Trend TD CT Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Money Out 0.2093 0.2091 0.2067 0.205 0.2038 0.2037 0.2034 0.2013 Deposits 0.2122 0.2116 0.212 0.2117 0.2126 0.2139 0.2146 Term Deposits 0.2031 0.2024 0.2031 0.2046 0.2043 0.2055 Total personal loans Total personal deposits TD CT 9/3/2003 12/5/2003 3/5/2004 6/4/2004 9/4/2004 12/1/2004 3/1/2005 6/1/2005 SB Loans 0.1612 0.1589 0.1589 0.1589 0.1598 0.1583 0.1597 0.1655 Comml Loans 0.089 0.0864 0.0855 0.086 0.0875 0.0866 0.0854 0.0871 Small business loans Other business loans Personal loans & deposits (including securitized loan amounts) Business loans1 Canadian Personal & Commercial 1. Small business loans (<250K) and Other business loans (250K to 5MM) share to June 2005. Source: CBA Business Lending

2-Year Overview '05 vs '04 2004 Revenue PCL Expenses Pre-Tax Income Net Income $ 6,220 $ 6,703 373 3,650 2,197 $ 1,450 8% - % 3% 16% 17 % Before amortization of intangibles 2005 373 3,773 2,557 $ 1,702 Canadian Personal & Commercial 2-year CAGR Revenue-Expense GAP 4.4% 17.1%

Canadian Personal & Commercial Banking Canadian Personal & Commercial Banking Q4/05 Operating Performance Wealth Management Wholesale Banking U.S. Personal & Commercial Banking

TD Banknorth: US P&C Segment U.S Personal & Commercial 5.5% Return on Invested Capital $ 5.0B Average Invested Capital $ (43) Economic profit (loss) $ 70 Net income 58 Non-controlling interest 67 Income taxes 195 Net income before taxes 250 Non-interest expenses 4 Provision for credit losses 449 Total revenue 141 Other income $ 308 Net interest income Q3/05 Q4/05 net income $69MM and ROIC of 5.6%: Solid consumer loan growth while commercial growth slowed Residential mortgage loans declined slightly Margin down 3 bps due to higher short-term rates PCL reflects continued strong credit quality Change in FX rate QoQ reduced revenue $21 million and expenses $9 million. Notes Results of Operations: C$MM Q4/05 $ 298 119 417 7 216 194 72 53 $ 69 $ (42) $ 4.9B 5.6% 4.12% Margin 4.09%

Canadian Personal & Commercial Banking Canadian Personal & Commercial Banking Q4/05 Operating Performance Wealth Management Wholesale Banking U.S. Personal & Commercial Banking

Total Revenue Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 TDW 325 366 360 368 548 688 500 519 497 409 367 343 397 379 355 345 367 292 390 406 436 704 616 599 663 686 675 722 39 TDWM 99 101 113 114 125 189 189 196 174 160 176 167 223 219 210 193 206 190 220 223 235 252 242 250 261 280 Total Expenses Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 WM 505 466 490 473 499 544 502 502 508 530 531 514 Revenue $MM Expenses $MM $675 $686 $599 Total Revenue & Expenses Wealth Management $663 Total revenue $722 million Up 21% from Q4/04 and 7% from Q3/05 TDW USA trades per day up 24% versus Q4/04 Total expenses before the amortization of intangibles $514 million: Up 2% from Q4/04 but down 3% from Q3/05 Notes $722 Total Revenue 20031 2004 2005 $2,333 $2,590 $2,746 Total Expenses $1,9342 $2,047 $2,083 1. 2003 revenue excludes TDW Intl writedown of $39MM. 2. 2003 expenses exclude TDW Intl writedown and restructuring expenses of $300MM.

NI Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Wealth 81 81 60 45 78 88 73 85 NI Q1/99 Q2/99 Q3/99 Q4/99 Q1/00 Q2/00 Q3/00 Q4/00 Q1/01 Q2/01 Q3/01 Q4/01 Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 TDAM -39 -79 -77 -86 -50 -75 -85 -86 -66 ROIC 0.033 0.019 0.065 0.036 0.021 0.025 0.044 0.036 0.111 0.142 0.162 0.153 0.11 0.094 0.147 0.153 0.148 0.208 ROIC % Net Income $MM Net income before the amortization of intangibles of $136 million: Up 116% or $73 million from Q4/04 and 37% or $37 million from Q3/05 TDW USA marketing expense in Q4/05 of $14.3 million versus $23.3 million in Q3/05 and $15.6 million in Q4/04 Net Income & Return on Invested Capital (ROIC) Wealth Management $99 $99 $63 $98 Notes Domestic Wealth1 TDW USA 1. Includes TDW UK and TDW Bank $136 Net Income 20032 2004 2005 $243 $352 $432 2. Excludes restructuring and writedowns of $328MM in TDW Intl

Market Share Trend Long-term funds Wealth Management TD CT Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 LT Ind 0.054 0.0558 0.0566 0.0578 0.0587 0.0611 0.0628 0.0652 LT Banks 0.196 0.1975 0.1973 0.1983 0.2012 0.2049 0.2074 0.2104 MF Ind 0.2003 0.201 0.1984 0.1965 0.1971 MF Banks 0.2608 0.2604 0.2595 0.2577 0.2574 Industry Banks TD CT Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 LT Ind 0.0539 0.0558 0.0566 0.0578 0.0587 LT Banks 0.196 0.1976 0.1974 0.1984 0.2013 MF Ind 0.2003 0.201 0.1984 0.1965 0.1971 0.1987 0.199 0.1978 MF Banks 0.2608 0.2604 0.2595 0.2577 0.2574 0.2582 0.2571 0.2563 Industry Banks Money market funds

Canadian Personal & Commercial Banking Canadian Personal & Commercial Banking Q4/05 Operating Performance Wealth Management Wholesale Banking U.S. Personal & Commercial Banking

Wholesale Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Revenue 934 635 531 568 585 478 477 496 615 582 535 464 570 604 489 478 Wholesale Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Expenses 343 300 307 323 352 343 340 261 332 343 281 326 332 365 296 332 Revenue1 $MM Expenses2 $MM Total Revenue & Expenses Wholesale Banking Total adjusted revenue of $478MM - Up 3% from Q4/04 and down 2% from Q3/05 Notes 1. Q4/05 and Q3/05 revenue excludes $107MM and $46MM losses respectively on repositioning global structured products portfolios. 2. Q4/05, Q3/05 and Q2/05 expenses exclude $6MM, $15MM and $22MM respectively for restructuring incurred for the repositioning of the structured products businesses. 3. 2003 expenses exclude restructuring and writedowns of $416 million for TD Equity Options. Total Revenue 2003 2004 2005 $2,036 $2,196 $2,1411 $1,2733 $1,289 $1,2822 Total Expenses Adjusted Revenue and Expenses(1)(2) $365 $296 $332 Reported expenses $443 $371 Reported revenue $332 $261 $604 $570 $464

Net Exposure1 (C$ Billion) Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 Investment Grade Loans and BAs 23.4 21.7 18.2 17.4 16.2 16.8 16.6 16.4 16.3 Non-Investment Grade Loans and BAs 5.2 4.9 4.4 4.7 4.7 4.7 4.4 4.8 5.1 Credit Protection Total exposure 2.9 2.8 5.5 Credit Protection drawn 1.1 0.9 1.2 Non- investment grade Investment grade $21.5 $21.0 $21.2 1. Net Exposure = Adjusted Commitment Authorized + Uncommitted Utilized - Cash Collateral - Specific Allowance - CDS PCL & Credit Protection Expense ($MM) $12 $13 Nil Nil PCL CP $13 Nil $20.9 $3.7 $3.6 Credit Protection ($B) $4.4 Corporate Lending Wholesale Banking Q3/05 Q4/04 Q1/05 $13 Nil $4.1 Q2/05 Q4/04 Q1/05 Q2/05 Q3/05 $21.4 Q4/05 $3.2 Q4/05 $13 Nil

NI Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 TDS 206 35 -542 -356 152 151 105 121 176 162 128 122 141 165 130 115 -133 NI Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03 Q4/03 Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05 ROIC 19.6 2.9 -0.518 -0.312 0.189 0.21 0.161 0.192 0.279 0.275 0.221 0.209 0.229 0.271 0.198 0.194 Adjusted ROIC1 % Adjusted Net Income1 $MM Net Income & Return on Invested Capital (ROIC) Wholesale Banking Net income of $115 million excludes restructuring impact: Down 6% or $7 million from Q4/04 and 12% or $15 million from Q3/05 Notes 1. Q4/05 net income before amortization of intangibles of $115MM excludes $70MM after-tax loss on repositioning global structured products portfolios and $4MM after-tax restructuring costs. Q3/05 net income before amortization of intangibles of $130MM excludes $30MM after-tax loss on repositioning a global structured products portfolio and $10MM after-tax restructuring costs. Q2/05 excludes $15MM after-tax restructuring costs. 2. 2003 net income before amortization of intangibles of $529MM excludes $289MM after-tax for goodwill and restructuring in TDW Intl. Net Income adjusted 20032 2004 20051 $529 $588 $551 ROIC 8.6% 24.7% 17.0% ROIC adjusted 19.0% 24.7% 22.2% $90 $41 $150 Reported net income $141 $122

Value at Risk (VaR) Wholesale Banking TDBFG average Value-at-Risk (VaR) for Q4/05 was $10.3MM Q1/05 Q4/05 Q3/05 Q2/05

Additional Information About the Ameritrade Transaction The subject matter relating to the Ameritrade transaction discussed in the preceding slides is addressed in the preliminary proxy statement filed by Ameritrade on November 23, 2005 with the SEC. We urge you to read the preliminary proxy statement because it contains important information. It is available on the SEC's website: www.sec.gov. Ameritrade stockholders are urged to read the proxy statement filed by Ameritrade regarding the proposed transaction with TD Waterhouse because it will contain important information. Ameritrade stockholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ameritrade and The Toronto-Dominion Bank, without charge, at the SEC's Internet site (http://www.sec.gov). Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Ameritrade Investor Relations at www.amtd.com, or by mail at Ameritrade Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by Telephone: 800-237-8692. Additional Information About the Hudson United Transaction This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations. TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United's directors and executive officers is available in Hudson United's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. Additional Information about the Transactions

Q4/05 Investor Presentation November 23, 2005